SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Roger Aaron, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10035 (212) 735-3000	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by InterTrust Technologies Corporation on November 22, 2002 (the “Original Schedule 14D-9”), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on December 5, 2002 (as so amended, the “Schedule 14D-9”). Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. All exhibits referred to herein as being attached to the Schedule 14D-9 have been filed with the Commission, but, except as otherwise indicated, are not being mailed to stockholders as a part of this Amendment No. 2.

Item 4:    The Solicitation or Recommendation.

Item 4 is amended and supplemented by inserting the following text as new third and fourth sentences of the subsection entitled “Reasons for the Recommendation of the Company’s Board of Directors—Opinion of InterTrust’s Financial Advisor—Discounted Cash Flow Analysis”:

In performing this analysis, Allen & Co. also took into account a theoretical range of potential resolution values of InterTrust’s claims against Microsoft of between $300 million and $700 million, based on an estimate of Microsoft’s total DRM-related projected revenues in 2006 relative to Sony’s DRM-related projected revenues in consumer electronic devices in 2006 and Sony’s paid-up patent license fee of $28.5 million for use of InterTrust’s DRM-related patents. These theoretical resolution values were estimated as of 2006 based on the possible length of the appeals process estimated by InterTrust’s management in the event that available appeals are pursued and were assumed to be taxed at the 38% corporate tax rate as provided by InterTrust’s management. See the subsection to Item 4 entitled “Alleged Disclosure Deficiencies” in this Schedule 14D-9.

Item 4 is amended and supplemented further by deleting the text in the subsection entitled “Litigation Related to the Merger and the Effect of a Tender by a Majority of Outstanding Shares” and inserting the following in its place:

The California Actions.    On November 13, 2002, two alleged holders of InterTrust Common Stock filed substantially identical complaints in California Superior Court for Santa Clara County (the “Superior Court”) naming as defendants each of the directors of InterTrust (together, the “Directors”). The first complaint is captioned Fabrizio Righetti v. Curtis A. Hessler, et al., Case No. CV812654 (the “Righetti Action”). The second complaint is captioned Jung-Ho Nam v. Curtis A. Hessler, et al., Case No. CV812655 (the “Nam Action”). On December 9, 2002, nine alleged holders of InterTrust Common Stock filed in the Superior Court a complaint captioned Julie M. Bishop, et al. vs. Curtis A. Hessler, et al., Case No. CV813208 (the “Bishop Action” and, together with the Nam Action and the Righetti Action, the “California Actions”). The complaint in the Bishop Action is substantially identical to the complaints in each of the Righetti Action and the Nam Action and names as defendants each of the Directors. A copy of the complaint in the Righetti Action is attached to this Schedule 14D-9 as Exhibit 18. A copy of the complaint in the Nam Action is attached to this Schedule 14D-9 as Exhibit 19. A copy of the complaint in the Bishop Action is attached to this Schedule 14D-9 as Exhibit 21. The plaintiffs in the California Actions (together, the “California Plaintiffs”) purport to bring the California Actions on behalf of a class consisting of all holders of InterTrust Common Stock, except the Directors and their affiliates.

The California Plaintiffs claim that, in pursuing a strategic transaction with Parent and Purchaser and approving the Merger Agreement, the Directors breached their fiduciary duties to holders of InterTrust Common Stock by, among other things, allegedly engaging in self-dealing, failing to obtain the highest price reasonably available for InterTrust and its shareholders, and failing to properly value InterTrust. Plaintiffs also allege that the proposed transaction with Parent and Purchaser is the result of a “flawed” process that was designed to ensure the sale of InterTrust to Parent on terms preferential to Parent and in violation of the rights and interests of the Company’s public stockholders. Plaintiffs seek, among other things, a declaration that the Merger Agreement was entered into in breach of the Directors’ fiduciary duties, a preliminary and permanent injunction to enjoin Directors from consummating the Merger, a direction to the Directors to exercise their fiduciary duties to obtain a transaction that is in the best interests of InterTrust stockholders, rescission of the Merger or any of the terms thereof to the extent implemented, and an award of costs and disbursements, including reasonable attorneys’ and experts’ fees. See Exhibits 18, 19 and 21 to this Schedule 14D-9 for a full and complete statement of the California Plaintiffs’ allegations.

The Delaware Action.    On November 27, 2002, two alleged holders of InterTrust Common Stock filed a complaint in the Delaware Court of Chancery (the “Court of Chancery”) naming as defendants each of the Directors, InterTrust and Parent. The complaint is captioned James Kaufman, et al. v. Curtis A. Hessler, et al., Case No. 20059-NC (the “Delaware Action” and, together with the California Actions, the “Actions”). A copy of the complaint in the Delaware Action is attached to this Schedule 14D-9 as Exhibit 20. The plaintiffs in the Delaware Action (the “Delaware Plaintiffs”) purport to bring the Delaware Action on behalf of a class consisting of all holders of InterTrust Common Stock, except the defendants and their affiliates.

The Delaware Plaintiffs allege that the Directors, aided and abetted by Parent, breached their fiduciary duties in approving the Merger Agreement. Among other things, the Delaware Plaintiffs assert that the Directors failed to take necessary and appropriate steps to maximize the value of InterTrust Common Stock, agreed in the Merger Agreement to pay an allegedly excessive termination fee to Parent under certain circumstances and approved in connection with the Merger Agreement the licensing to Sony and Philips of rights under InterTrust’s patents in exchange for up-front payments of $18.5 million that the Delaware Plaintiffs assert operates as a “lock up” to preclude competing offers for InterTrust. See Exhibit 20 to this Schedule 14D-9 for a full and complete statement of the Delaware Plaintiffs’ allegations.

The Delaware Action seeks, among other things, an order directing the Directors to fulfill their fiduciary duties, enjoining the Offer and Merger, awarding the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees.

On December 2, 2002, the Delaware Plaintiffs filed in the Court of Chancery motions for expedited proceedings, including expedited discovery, and for an order preliminarily enjoining the Offer. On December 5, 2002, the Court of Chancery granted the motion for expedited proceedings after the Delaware Plaintiffs agreed to limit their motion for preliminary injunction to the disclosure claims described below. The parties in the Delaware Action are currently engaged in expedited discovery proceedings consistent with the Court of Chancery’s order, in preparation for a hearing on the Delaware Plaintiffs’ motion for preliminary injunction, which is currently scheduled to occur on December 16, 2002.

On December 6, 2002, the Delaware Plaintiffs filed in the Court of Chancery an amended complaint which incorporated disclosure claims raised by their motion for expedited discovery filed on December 2, 2002. A copy of the amended complaint in the Delaware Action is attached to this Schedule 14D-9 as Exhibit 22. All references in the amended complaint to “Fidelio” refer to the Parent as defined herein.

Alleged Disclosure Deficiencies.    In addition to repeating the allegations of their original complaint, the Delaware Plaintiffs allege in their amended complaint that the disclosures in the Schedule 14D-9 are materially deficient in at least the seven following ways:

1.	First, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to disclose the value of the patent rights that have been licensed to Sony and Philips, which are InterTrust’s Crown Jewels, and fails to explain why, as part of the Fidelio deal, InterTrust expanded Sony’s rights under the Sony License Amendment while extinguishing any obligation to pay royalties. The Schedule 14D-9 also fails to explain why InterTrust granted the same expanded patent rights, again on exceptionally favorable terms to Philips.”

Contrary to the Delaware Plaintiffs’ allegations, the Schedule 14D-9 discloses the consideration paid by Sony for the Sony License Amendment and the consideration paid by Philips for the Philips License Agreement and the Philips License Amendment and further discloses, in the subsection of Item 4 of the Schedule 14D-9 entitled “Reasons for the Recommendation of the Company’s Board of Directors,” that the InterTrust Board of Directors considered “whether the financial terms of the arrangements represented fair value for the Company” and that the InterTrust Board of Directors concluded, “[w]ith the assistance of its legal and financial advisors, . . . that, in the totality of the acquisition transaction, the licensing arrangements were within a range of values that were fair to the Company and represented reasonable commercial terms.” For various reasons, however, including the facts that the market for DRM-enabled products and services is nascent, InterTrust’s business model has not been proven in the marketplace, and the scope and breadth of the enforceability and potential infringement of InterTrust’s patents relative to third party products are undetermined, it is difficult to value the patent rights licensed to Sony and Philips in connection with the acquisition transaction with any reasonable degree of precision using conventional valuation methodologies.

The Schedule 14D-9 also discloses the reasons why InterTrust entered into these licensing arrangements. The InterTrust Board of Directors expressly considered that Sony and Philips had made it clear at the outset of negotiations that their interest was to pursue the acquisition transaction, but that they had no interest in pursuing such a transaction without having the licensing arrangements in place. Representatives of InterTrust responded at the time that, while the Company was prepared to negotiate the terms of a non-exclusive license agreement with each of Philips and Sony, the Company was not prepared to execute these licenses on the terms then being discussed without concurrently agreeing on the terms of a business combination. After the totality of the transaction was negotiated, the InterTrust Board of Directors concluded that it was in the best interests of the stockholders to approve the licensing arrangements concurrently with the approval of the acquisition transaction.

2.	Second, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to disclose whether the $7 million in termination fees that are payable to Sony ($6 million) and to Philips ($1 million) under the Sony License Amendment and the Philips License Amendment, respectively, are deficient because the extent to which those fees extinguish the patent rights of Sony and Philips is unclear. The Schedule 14D-9 is entirely opaque on the question of whether the $7 million in termination fees to Sony and Philips eliminates all of the patent rights granted to Sony and to Philips—including the patent rights granted under the Sony License Agreement and the Philips License Agreement—or just the patent rights granted to Sony and Philips under the Sony License Amendment and the Philips License Amendment.”

Contrary to the Delaware Plaintiffs’ allegations, in the subsection of Item 3 of the Schedule 14D-9 entitled “License Agreements,” InterTrust explained that the payment of these termination fees terminate only the amendments to the underlying Sony License Agreement and Philips License Agreement. The Schedule 14D-9 thus states that, under certain circumstances, “the Company may elect to terminate the Sony License Amendment by paying Sony $6,000,000” and “the amount payable to Philips in the event the Company elects to terminate the Philips License Amendment, is $1,000,000.” Each of the Sony License Agreement and the Philips License Agreement (each, a “License Amendment” and together, the “License Amendments”) was filed as an Exhibit to the Original Schedule 14D-9.

Whether or not to terminate either License Amendment is entirely at InterTrust’s option, not at the option of either Sony or Philips. However, InterTrust has the right to terminate these amendments only during the period that is between nine and 15 months following the effective dates of the amendments, November 13, 2002. The exercise of the termination right is also contingent upon InterTrust and its successors, assigns, direct or indirect parent or subsidiaries, and their respective affiliates not: (a) marketing commercial products or services other than DRM reference designs or technology; or (b) licensing patents other than DRM patents. For the purposes of the License Amendments, “affiliates” of InterTrust include: (i) any entity that acquires 20% or more of the outstanding equity of InterTrust from a transaction entered into by InterTrust with the approval of the InterTrust Board of Directors; or (ii) one or more entities working in cooperation through a joint venture, contractual or otherwise collectively acquires more than fifty percent of the outstanding equity of InterTrust. Upon any termination of such License Amendment, the original license agreement remains in full force and effect, except that certain products covered by the amendment will continue to be covered by the ongoing original license agreement. In the event that InterTrust elects, at its option, to terminate either License Amendment, InterTrust would return to Sony the $6,000,000 or to Philips the $1,000,000 that was paid by the respective party in connection with the execution of its respective Licence Amendment. The exercise of these termination rights are independent of any termination of the Merger Agreement and therefore should not be considered to be a termination fee in connection with the Merger and the Offer. The Sony License Amendment and Philips License Amendment, both of which have been filed with the Commission as Exhibits to the Original Schedule 14D-9, set forth explicitly the conditions under which the Company (including any successor corporation) may terminate the License Amendments and the effects of any such termination.

3.	Third, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to state the value of InterTrust’s significant ongoing litigation against Microsoft and does not otherwise adequately disclose facts about the litigation, other than in the “risks” section, thereby minimizing the value and role of this important asset to potential acquirers and coercively turning a litigation which could be worth tens of millions of dollars to InterTrust into a source of fear and a reason for shareholders to tender their shares in the Tender Offer.”

Contrary to the Delaware Plaintiffs’ allegations, the Schedule 14D-9 does not downplay the significance of the Microsoft patent litigation, the status of which has also been discussed in detail in InterTrust’s recent periodic reports and press releases. Rather, the Schedule 14D-9 identifies the Microsoft litigation as one of the factors that the InterTrust Board of Directors considered among both the opportunities and challenges facing InterTrust. In the subsection of Item 3 of the Schedule 14D-9 entitled “Reasons for the Recommendation of the Company’s Board of Directors” on page 24 of the Original Schedule 14D-9, InterTrust identified “the possible successful resolution of the Company’s litigation with Microsoft” as one of the Company’s opportunities and the “risk associated with resolving the Microsoft litigation” as one of the challenges and risks facing the Company.”

Further, as explained in InterTrust’s annual report on Form 10-K for the year ended December 31, 2001, and its quarterly reports filed thereafter, the legal proceedings with Microsoft are in the early stages. Specifically, in InterTrust’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, the Company disclosed that discovery has started in the case, that the parties have exchanged documents and infringement and invalidity contentions, and that a Markman hearing on a portion of the patent claims in dispute is currently scheduled for the second quarter of 2003.

Because of, among other things, the inherent risks and uncertainties associated with this litigation, InterTrust has not prepared a valuation of its claims against Microsoft, does not maintain any such valuation in its financial models or forecasts and does not believe that the Microsoft litigation is capable of being valued at this time with any reasonable degree of precision, especially because the scope and breadth of enforceability of InterTrust patents, and infringement of Microsoft products, have not yet been adjudicated.

In performing the discounted cash flow analysis as part of its analyses underlying its opinion as to the fairness of the offer price, Allen & Co. took into account a theoretical range of potential resolution values of InterTrust’s claims against Microsoft of $300 million to $700 million in 2006, as described above in the subsection entitled “Reasons for the Recommendation of the Company’s Board of Directors—Opinion of InterTrust’s Financial Advisor—Discounted Cash Flow Analysis.” In light of the inherent risks associated with this litigation, the Company has no reason to believe that resolution of the Microsoft litigation is either more or less likely to occur within the range of theoretical values set forth above, or at some higher or lower range of values, or at all. For this reason, given the substantial uncertainties related to the litigation, InterTrust cautions stockholders not to rely on this estimated range of theoretical resolution values in deciding whether to tender shares of InterTrust Common Stock into the Offer.

4.	Fourth, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to explain why, after authorizing a sale price of no lower than $4.50 per share unless Sony and Philips would not purchase the patent rights, the InterTrust Board nevertheless accepted Fidelio’s offer of $4.25 per share the very next day, while at the same time granting expanded patent rights to Sony and Philips royalty free.”

Contrary to the Delaware Plaintiffs’ allegations, in the subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer” on page 22 of the Original Schedule 14D-9, InterTrust explained that representatives of InterTrust communicated to representatives of Sony and Philips the InterTrust Board of Directors’ requirement of a price no less than $4.50 and noted that,
“[a]fter further discussions and negotiation of non-price deal terms (which included a reduction in the amount of the termination fee sought by SCA and Philips and the modification of certain conditions to closing sought by SCA and Philips),” the negotiators agreed to seek internal authorization for an offer price of $4.25 per share. The negotiations with respect to the license arrangements were substantially completed prior to negotiations with respect to price per share, except that, contemporaneous with the negotiation of the price per share, InterTrust engaged in further negotiations with SCA and Philips regarding the License Amendments that narrowed the scope of the licenses granted to Sony and Philips. These price and non-price negotiations were part of the ordinary negotiation process that is conducted in connection with transactions of this type. As noted in the subsection of Item 4 of the Schedule 14D-9 entitled “Reasons for the Recommendation of the Company’s Board of Directors” on page 25 of the Original Schedule 14D-9, “[t]he Board considered the extensive arms-length negotiations between the Company, SCA and Philips, leading to the belief of the Company Board that $4.25 per Share represented the highest possible price per Share that reasonably could be expected to be received from SCA and Philips.”

5.	Fifth, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to address the fate of David Lockwood and the other Individual Defendants if the Merger is consummated. The existence of agreements or understandings regarding the post-Merger fates of the Individual Defendants and the Company’s executives is an important consideration in assessing the self-interest of the Individual Defendants in recommending to InterTrust’s shareholders to tender their shares in the Tender Offer.”

The Original Schedule 14D-9 sets forth all employment agreements, understandings and other financial arrangements between InterTrust and each of its directors and executive officers. Except for the arrangements with InterTrust existing prior to the negotiation and execution of the Merger Agreement as set forth in the Schedule 14D-9, none of InterTrust, Fidelio, SCA, Sony, Philips or Stephens Acquisition LLC, or any of their respective affiliates, has extended any offers to, made any commitments to, has any understandings with, or has had any negotiations regarding terms of employment or any other financial arrangements (whether for cash, equity interests, or otherwise) with David Lockwood, any member of the InterTrust Board of Directors or any other executive officers of InterTrust with respect to their post-Merger employment or any other financial arrangements. In addition, none of the foregoing individuals has been offered or provided with any equity or other financial interest in InterTrust, Fidelio, SCA, Sony, Philips or Stephens Acquisition LLC, or any of their respective affiliates, other than the consideration for shares tendered or options cancelled as provided for in the Offer or the Merger. Accordingly, consistent with the Commission’s instructions for completing the Schedule 14D-9 set forth in Rule 1005(d) of Regulation M-A, the Schedule 14D-9 contains no disclosure regarding the “fate” or interests of such persons.

6.	Sixth, the Delaware Plaintiffs allege that:

“While the Schedule 14D-9 disclosed that certain executives’ options will be vested upon an extraordinary corporate transaction pursuant to acceleration letters, the date of the acceleration letters is not disclosed so that it is unclear whether the acceleration rights were granted in connection with the Tender Offer or previously. InterTrust’s shareholders are entitled to know, in assessing the self-interestedness of the Individual Defendants, whether or not they held options that were accelerated in connection with the Tender Offer.”

The acceleration letters were not granted in connection with the Merger or the Offer. These letters were granted concurrently with the associated option grants and no such acceleration letter was issued in connection with, or in the six months preceding, the negotiation and execution of the Merger Agreement. In addition, all options held by members of the InterTrust Board of Directors were already fully vested at a time prior to the negotiation and execution of the Merger Agreement, other than certain options granted to David Lockwood in his capacity as an executive officer of the Company and certain options granted to David Chance while he was serving as an executive officer of the Company that are out-of-the-money and for which he will receive no consideration in the Offer or the Merger.

7.	Seventh, the Delaware Plaintiffs allege that:

“The Schedule 14D-9 fails to state the role and authority of the Company’s Special Committee. While the Schedule 14D-9 states that a Special Committee was formed to oversee the progress of Allen & Co., it does not state whether the Special Committee considered or approved the fairness of the Fidelio transaction. Because shareholders would reasonably expect that the purpose of the Special Committee is to protect their interests, the failure of the Individual Defendants to delineate the role of the Special Committee in Schedule 14D-9 is materially misleading.”

Contrary to the Delaware Plaintiffs’ allegations, InterTrust’s disclosures in the Schedule 14D-9 make clear that the Special Committee was formed by the Board of Directors to supervise directly the Company’s review of strategic alternatives and to manage the activities of the Company in furtherance thereof, not to deal with potential conflicts of interest. In the subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Transaction” on page 19 of the Original Schedule 14D-9, InterTrust explained that the special committee was formed “to enable the Board of Directors to more actively monitor and assist in the strategic review process and to direct Allen & Co.’s activities.” InterTrust further explained in the same subsection, on pages 22-23, that it was the full InterTrust Board of Directors, not the Special Committee, that met on each of the four days immediately preceding the execution of the Merger Agreement to review the status of negotiations, consider the proposals of Parent, provide directions to the InterTrust representatives negotiating the transaction and ultimately determine, in consultation with InterTrust’s management and legal and financial advisors, that the terms of the Merger Agreement “are fair to and in the best interests of InterTrust and its stockholders.” The entire InterTrust Board, which includes each of the members of the Special Committee, voted unanimously to approve the transaction and to recommend that stockholders tender their shares of InterTrust Common Stock in the Offer.

Additional Alleged Disclosure Deficiencies.    Although the California Plaintiffs have not included in their complaints any specific allegations of disclosure deficiencies in the Schedule 14D-9, counsel for one of the California Plaintiffs asserted in a letter addressed to the InterTrust Board of Directors, dated December 4, 2002, that the Schedule 14D-9 and the Schedule TO filed by Purchaser with the Commission are deficient in a number of respects. Counsel’s letter stated:

“These deficiencies include, but are not limited to, inadequate disclosures regarding the composition of the Special Committee; the potential strategic partners contacted by InterTrust’s investment advisor, Allen & Co., and their proposals; the impact of the amendments to the licensing agreements with Sony and Philips on the Company if the Acquisition is not consummated; the financial data, including the projections and assumptions underlying defendants’ contention that $4.25 per share is a fair price; key data concerning the existing and anticipated executive compensation for executives of the post-Acquisition company, including the terms currently being discussed regarding renegotiated employment agreements, exercise prices for stock options, potential stock option grants, renegotiated performance based compensation and all the other economic benefit that is to be received by defendants and InterTrust’s current management following the Acquisition; and the reasons the Board implemented a ‘no shop’ provision in the face of a woefully inadequate $4.25 per share offer and in violation of its fiduciary duties, including the side agreement Stockholder Tender and Support Agreements that each of the Board members entered into that prohibits them from complying with their fiduciary duties.”

InterTrust believes that the points raised by the additional alleged disclosure deficiencies asserted in counsel’s letter are adequately addressed in the Schedule 14D-9, are immaterial or are without any basis in fact. InterTrust further believes that the Schedule 14D-9, together with the Company’s periodic reports, press releases and other publicly available information, discloses all material facts relevant to the transaction, including without limitation, all material facts regarding the Merger Agreement and the transactions contemplated thereby, including the Offer, the events leading up to the execution of the Merger Agreement, the licensing arrangements with Sony and Philips, the fairness opinion of Allen & Co., and the reasons for the InterTrust Board’s approval of the Merger Agreement and recommendation that all holders of shares accept the Offer and tender their shares pursuant to the Offer.

Conclusions.    Based on its review of the complaints, InterTrust believes that the allegations in the Actions are without merit and intends, along with the Directors, to defend the Actions vigorously.

As the Company disclosed in the Original Schedule 14D-9, in the event that a majority of the shares of InterTrust Common Stock are tendered in the Offer, InterTrust and the Directors intend to rely upon the acceptance of the Offer in defense of the claims asserted in the Actions. Specifically, InterTrust and the Directors intend to argue that the tender by the holders of a majority of the shares of InterTrust Common Stock in the Offer constitutes a ratification or acceptance of the conduct that is the subject of the complaints in the Actions. InterTrust and the Directors further intend to argue that such ratification or acceptance constitutes a complete defense to the claims asserted in the Actions or otherwise operates to protect them from liability or increase the plaintiffs’ burdens of pleading and proof in the Actions. In addition, Defendants intend to argue that any holder of shares of InterTrust Common Stock who tenders Shares in the Offer has acquiesced in the transaction and cannot attack it or participate as a class member in the Actions or any later-filed lawsuit seeking damages relating to the Merger Agreement or the transactions related thereto.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit 21.	Complaint filed by Julie M. Bishop, et al. in the Superior Court, Santa Clara County, California on December 9, 2002.

Exhibit 22.	Amended Complaint filed by James Kaufman, et al. in the Delaware Court of Chancery on December 6, 2002.

Exhibit 23.	Form of Letter to the Stockholders of the Company, dated December 13, 2002.*

Exhibit 24.	Press Release dated December 13, 2002.

*	Copy attached to, or enclosed with, copies of this Amendment No. 2 to the Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERTRUST TECHNOLOGIES CORPORATION

By:	/s/ DAVID LOCKWOOD
Name: David Lockwood Title: President and Chief Executive Officer

Dated: December 13, 2002